

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 15, 2020

Athanasios Feidakis
Chief Executive Officer
Globus Maritime Limited
128 Vouliagmenis Avenue, 3rd Floor
166 74 Glyfada, Attica, Greece

      Re: Globus Maritime Limited
         Registration Statement on Form F-1
         Filed May 8, 2020
         File No. 333-238119

Dear Mr. Feidakis:

      This is to advise you that we have not reviewed and will not review your registration statement.

      Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Irene Barberena-Meissner, Staff Attorney, at 202-551-6548 with any questions.

                    Sincerely,

                    Division of Corporation Finance
                    Office of Energy & Transportation

cc: Steven J. Hollander, Esq.